UNITED STATES  SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

Digitas Inc.

(Name of Subject Company (Issuer))

Digitas Inc. (Issuer)

(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

25388K104

(CUSIP Number of Class of Securities)

Thomas M. Lemberg

Executive Vice President: General Counsel and

Strategic Relationships

Digitas Inc.

The Prudential Tower

800 Boylston Street

Boston, Massachusetts 02199

(617) 867-1000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Margaret A. Brown, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

One Beacon Street

Boston, Massachusetts 02108

(617) 573-4800

Calculation Of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$24,999,999.15	$2,022.50

*	Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of a total of 6,426,735 shares of the outstanding common stock, par value $0.01 per share, at a price per share of $3.89.
**	Previously paid.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$2,022.50
Form or Registration No.:	Schedule TO
Filing Party:	Digitas Inc.
Date Filed:	February 25, 2003

[   ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[   ] third-party tender offer subject to Rule 14d-1.

[X] issuer tender offer subject to Rule 13e-4.

[   ] going-private transaction subject to Rule 13e-3.

[   ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [   ]

SCHEDULE TO

This Amendment No. 1 to the Tender Offer Statement on Schedule TO relates to the offer by Digitas Inc., a Delaware corporation (“Digitas”), to purchase up to 6,426,735 shares of common stock, par value $0.01 per share, or such lesser number of shares as is properly tendered and not properly withdrawn, at a price of $3.89 per share, net to the seller in cash, without interest. Digitas’ offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 25, 2003 and in the related Letter of Transmittal which, as amended or supplemented from time to time, together constitute the offer. This Amendment No. 1 to the Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the related Letter of Transmittal were previously filed with the Schedule TO as exhibits (a)(1)(i) and (a)(1)(ii), respectively.

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment No. 1 to the Schedule TO by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Items 2 through 4 and 11

Items 2 through 4 and 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

(1)    The paragraph entitled “Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects” on page 15 of the Offer to Purchase is amended by deleting the third sentence and replacing it with the following:

We also reserve the absolute right to waive any of the conditions of the tender offer with respect to all stockholders or any defect or irregularity in any tender with respect to any particular shares or any particular stockholder, and our interpretation of the terms of the tender offer will be final and binding on all parties.

(2)    The second paragraph under section 5 (“Purchase of Shares and Payment of Purchase Price”) on page 17 of the Offer to Purchase is amended by deleting the last sentence and replacing it with the following:

In all cases, payment for shares tendered and accepted for payment in the tender offer will be made promptly, but only after timely receipt by the depositary of certificates for shares, or of a timely book-entry confirmation of shares into the depositary’s account at the book-entry transfer facility, and a properly completed and duly executed Letter of Transmittal, or manually signed facsimile of the Letter of Transmittal, or an agent’s message in the case of a book-entry transfer, and any other required documents.

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(3)    The first paragraph under section 7 (“Conditions of the Tender Offer”) on page 18 of the Offer to Purchase is amended by deleting it and replacing it with the following:

Notwithstanding any other provision of the tender offer, we will not be required to accept for payment, purchase or pay for any shares tendered, and may terminate or amend the tender offer or may postpone the acceptance for payment of, or the purchase of and the payment for shares tendered, subject to Rule 13e-4(f) under the Securities Exchange Act of 1934, if at any time on or after February 25, 2003 and before the expiration date any of the following events shall have occurred (or shall have been determined by us to have occurred) that, in our sole reasonable judgment and regardless of the circumstances giving rise to the event or events (except for any action or omission to act by us in connection with the tender offer), makes it inadvisable to proceed with the tender offer or with acceptance for payment:

(4)    The last bullet point on page 20 of the Offer to Purchase is amended by deleting it and replacing it with the following:

any change or event is discovered or is threatened in our, or our subsidiaries’, business, condition (financial or otherwise), assets, income, operations or prospects, taken as a whole, or in the ownership of our shares that, in our reasonable judgment, is or is reasonably likely to be material to us and our subsidiaries.

(5)    The last paragraph under section 7 (“Conditions of the Tender Offer”) on page 20 of the Offer to Purchase is amended by deleting the first sentence and replacing it with the following:

The conditions referred to above are for our sole benefit and may be asserted by us regardless of the circumstances (except for any action or omission to act by us in connection with the tender offer) giving rise to any condition, and may be waived by us with respect to all stockholders, in whole or in part, at any time and from time to time in our sole reasonable judgment prior to the expiration date.

(6)    The second paragraph on page 22 of the Offer to Purchase is amended by deleting the fourth and seventh sentences.

(7)    The first paragraph under section 14 (“Extension of the Tender Offer; Termination; Amendment”) on page 33 of the Offer to Purchase is amended by deleting the second sentence and replacing it with the following:

We also expressly reserve the right, in our sole reasonable judgment, to terminate the tender offer and not accept for payment or pay for any shares not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for shares upon the occurrence of any of the conditions specified in Section 7 by giving oral or written notice of the termination or postponement to the depositary and making a public announcement of such termination or postponement.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DIGITAS INC.

By:	/s/ Thomas M. Lemberg
Name: Thomas M. Lemberg Title: Executive Vice President: General Counsel and Strategic Relationships

Date:    March 11, 2003

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